
OUR PRODUCT
THE POWERBLOCK MODULAR PLATFORM
Integrate Solar and Energy Storage Technologies with Grid Power
Advanced Predictive Software that Combines Cloud with Edge Computing
100% Electrical Uptime and 50% Less Electricity Costs

INVEST IN **POWERBOX TECHNOLOGY**

We empower factories to combat climate change with renewable energy solutions

powerboxtech.com Champaign, IL

Technology | SaaS | Hardware | Minority Founder | Energy

Highlights

1. CEO Oscar Azofeifa brings over a decade of experience in the renewable energy sector.
2. The founding team has launched and scaled multiple successful startups.
3. Affiliated with a National Science Foundation-funded center, ensuring innovation.
4. PowerBox EMP software operates at three pilot sites, proving real-world application.
5. Developed a small-scale PowerBlock prototype, demonstrating innovation.
6. Awarded Google Cloud for Startups, showcasing strong technological promise.
7. Part of the University of Illinois iVenture Accelerator, driving rapid growth.

Featured Investors



Joey Draper Follow

Joey Draper has spent a decade as an options trader where he has traded everything from treasuries to tech stocks.

"The work PowerBox is doing to enable industrial adoption of green energy sources in North America is both important and impressive. I'm happy to support PowerBox in this endeavor"



William Jimenez Vásquez Follow Invested $2,500

William Jiménez is a seasoned professional with over ten years of experience in manufacturing within the food industry. Currently serving as the Director of Logistics and S&OP for Central America and the Caribbean at The Kraft Heinz Company.

"I truly believe that this kind of technologies will play an important role in the battle against climate change. I am more than confident that this is the right path and I feel very glad to support PowerBox in this journey."



Hugo Sánchez-Ortiz Follow Invested $1,000

Scientist and Entrepreneur. Working on the development of technological tools to collaborate with a sustainable world. Based on Germany as a PhD candidate working with innovative integration solutions for Photovoltaic Systems.

"I strongly believe that this technology will revolutionize the way we see energy security, meanwhile we walk towards a clean energy transition."



Alex Vásquez
Syndicate Lead

Follow

Invested $5,000

"I have trusted PowerBox Technology and its founder, Oscar, since day one. His deep understanding of power systems and energy challenges in industrial markets is reflected in the company's vision. PowerBox is delivering a customized, modular backup power solution that adapts to global needs, solving real problems for manufacturers facing grid instability and high energy costs. As someone who has spent two decades in the electrical utility sector within Latin America, I recognize the importance of reliable, high-quality, and scalable energy solutions. PowerBox is not just providing technology; it is building a customer-centered energy platform that ensures businesses stay powered, efficient, and sustainable. This is why I invested in PowerBox—because its passionate team is committed to transforming industrial energy reliability with innovative, real-world solutions."

Our Team



Oscar Azofeifa Castillo CEO/CTO

10+ years of experience building renewable energy tech, including an acquired clean tech startup and a power conversion technology company in Costa Rica.



Luciano Barrabino Sr. Software Engineer

Full Stack developer from Chaco, Argentina, specializing in dynamic interfaces and real-time dashboards. Experienced in React, Node.js, MongoDB, Docker, Python, and ChartJS. Currently contributing to innovative solutions at Power Box Technology.



Dr. Magnus Andersson Advisor: Strategy and Operations

20+ years of experience in Deep Tech. $15 M raised in co-founded company. 50+ tech publications and 1 patent.



Dr. Santiago Núñez-Corrales Advisor: Advanced Computing

Quantum Computing lead researcher at the National Center for Supercomputing Applications. 20+ years of experience in Informatics and Computer Science.



Dr. Elias Kourpas Advisor: Business Development and Innovation

Proven tech entrepreneur with decades of experience building companies, working in corporate innovation and academia.

PowerBox Technology: Redefining Energy Security, One Factory at a Time.


Pitch Community Raise Spanish
Share
combination of subsystems
Watch on YouTube


POWERBOX
TECHNOLOGY
REDEFINING ENERGY SECURITY, ONE FACTORY AT A TIME.


THE PROBLEM

Unreliable Electrical Supply in Manufacturing


Arturo: The Factory Manager

→



Unpredictable weather attacks the grid and no reliable + cost effective backup options

→



Electrical Failure!
Production Stop = Revenue Loss
Equipment Damage = Repair Costs

GLOBAL ECONOMIC LOSSES DUE TO POWER OUTAGES


Lost sales due to electricity outages (%)
0.0 – 0.5
0.5 – 1.0
1.0 – 2.0
2.0 – 5.0
> 5.0
No data

https://openknowledge.worldbank.org/entities/publication/2ae571bf-8bcd-5025-b88c-971eab58cb39

ARTURO'S CHALLENGE

Current Solutions are Inadequate



Arturo Scrambles to make up for his losses



Arturo attempts unreliable and costly generators



Existing renewable tech can't be easily integrated into factory

WHAT ARTURO NEEDS

A Seamless Integration of All Available Energy Sources


Whoa, I need that!
Solar PV
Solar Charger
Grid Charger
Energy Storage


OUR PRODUCT
THE POWERBLOCK MODULAR PLATFORM
Integrate Solar and Energy Storage Technologies with Grid Power
Advanced Predictive Software that Combines Cloud with Edge Computing
100% Electrical Uptime and 50% Less Electricity Costs


HOW DOES IT WORK?
PowerNode
PowerBox Software
Advanced, cloud + edge software, makes predictions and optimizes costs via variable pricing.
Unreliable Power
Reliable Operation!
PowerBlocks work together to integrate Solar Power, any Energy Storage technology and the Grid. Grid interruptions are absorbed by the PowerBlock by using Energy Storage.


WHAT DOES THIS MEAN?
ANNUAL COST OF SOFTWARE = $100K
50% off cost in electricity
ARTURO SAVES $480K
2 YEAR PAYBACK
1% reduction of losses from outages in a $20M revenue per year factory
ARTURO SAVES $200K
TOTAL PROJECT COST = $14M


GO-TO-MARKET & TRACTION
1) INSTALLATION
Energy monitoring equipment shipped directly to customers
2) MONITORING SERVICE
Software calculates, stores, and reports crucial energy metrics
3) CUSTOM SYSTEM GENERATION
Monitoring software utilizes insights to generate comprehensive energy system proporsal

GO-TO-MARKET & TRACTION



POWERBLOCK: SMALL SCALE PROTOTYPE

LAB TESTED AT NSF-FUNDED RESEARCH CENTER



EMP: POWERBOX ENERGY MANAGEMENT PLATFORM

CURRENTLY RUNNING IN 3 PILOT SITES

MARKET OVERVIEW

$100K OF ANNUAL VALUE PER FACTORY

TOTAL ADDRESSABLE MARKET
~500k heavy manufacturing factories worldwide

SERVICEABLE AVAILABLE MARKET
~200k packaging factories worldwide

SERVICEABLE OBTAINABLE MARKET
~40k packaging factories in the Americas


$50B
$20B
$4B

COMPETITIVE LANDSCAPE


Power Supply Levels
Too High (More Than 100 MW)
Just Right
Too Low (Less Than 1 MW)
POWER ELECTRONICS
SMA
DYNAPOWER
Schneider
Gap in the Market for Industrial Manufacturing
Too Much
Vertical Integration

MILESTONES & PROJECTIONS

TODAY	1 YR	2 YRS	3YRS
RAISING PRE SEED	$500K	$1.2M	$4.8M

Annual Recurring Revenue (USD) →

- Indirect sales partners with 10+ clients
- Partnerships for Engineering Services
- Competitions and equity funding

- Continuous growth and access to startup resources

- Access to government grants for hardware development
- Talent acquisition



Forward-looking projections cannot be guaranteed.


THE VISIONARIES
CEO/CTO
OSCAR AZOFEIFA
10 years of experience in the Renewable Energy Industry
ADVISORS
DR. MAGNUS ANDERSSON
Expert in Operations and Strategy
DR. SANTIAGO NÚÑEZ
Expert in advanced computing
DR. ELIAS KOURPAS
Expert in Entrepreneurship and Innovation
PARTNERSHIPS
Google for Startups
NVIDIA
INCEPTION PROGRAM
P/O/E/T/S


POWERBOX


REDEFINING ENERGY SECURITY, ONE
FACTORY AT A TIME!

Downloads

OnePager-2024.pdf

PowerBox EMP 2024.pdf